Filed by QCR Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guaranty Federal Bancshares, Inc.

Commission File Number: 000-23325

NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

CORPORATE PARTICIPANTS

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

CONFERENCE CALL PARTICIPANTS

Brian Joseph Martin Janney Montgomery Scott LLC, Research Division - Director of Banks and Thrifts

Damon Paul DelMonte Keefe, Bruyette, & Woods, Inc., Research Division - Senior VP & Director

Daniel Tamayo Raymond James & Associates, Inc., Research Division - Senior Research Associate

Jeffrey Allen Rulis D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

Nathan James Race Piper Sandler & Co., Research Division - Director & Senior Research Analyst

PRESENTATION

Operator

Greetings, and welcome to the QCR Holdings, Inc. conference call to discuss the acquisition of Guaranty Federal Bancshares. This morning, the company distributed a press release and slide presentation detailing the proposed acquisition. If there is anyone on the call who has not received copies, you may access them in the Investor Relations section of the company's website.

With us today from management are Larry Helling, CEO; and Todd Gipple, President, COO and CFO. Management will provide a brief overview of the acquisition, and then we will open up the call to questions from analysts.

Before we begin, I would like to remind everyone that some of the information management will be providing today falls under the guidelines of forward-looking statements as defined by the Securities and Exchange Commission. As part of these guidelines, and these statements made during this call concerning the company's hopes, beliefs, expectations and predictions of the future are forward-looking statements, and actual results could differ materially from those projected.

Additional information on these factors is included in the company's SEC filings, which are available on the company's website. As a reminder, this conference is being recorded and will be available for replay through November 16, 2021, starting this afternoon, approximately 1 hour after the completion of this call. It will also be accessible on the company's website.

At this time, I will now turn the call over to Mr. Larry Helling at QCR Holdings. Please go ahead.

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Thank you, operator. Welcome, ladies and gentlemen, and thank you for taking the time to join us today. I will start the call with a brief overview of the acquisition and what we believe is a compelling strategic fit to expand our presence in the Southwest Missouri market. Then Todd will walk us through the financial details of the deal.

Over the years, we have grown our market reach and our family of autonomous local banking charters through organic growth and strategic acquisitions. Our goal to increase scale in the markets we serve has enabled us to improve our operating efficiency and significantly enhance our earnings power. A recent example was our entry into the Springfield, Missouri market with our 2018 acquisition of SFC Bank. That transaction enabled us to gain a solid position in a vibrant market that was similar to our existing MSAs. Those with favorable economic and demographic trends and where relationship-based community banking is valued by clients.

Today, we are excited to be taking the next step in that strategy by joining forces with Guaranty Bank and significantly building upon our presence in this region. Because of our shared core values, culture and business strategy, Guaranty Bank has been on our radar screen ever since we acquired SFC Bank. We are very pleased to be welcoming Shaun Burke and his team to QCR Holdings. For us, it's about finding a strong cultural fit in the right market, and we believe we have done just that.

Guaranty Bank has a deep-rooted and prominent brand, a long history of profitable growth and a talented team of bankers. Guaranty is also known for its commitment to exceptional client service and relationship banking, including outstanding community support. In addition, the management team has been committed to developing their employees and supporting their career development. We share these same values making the combination a natural fit.

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Joining the talent and expertise from both banks will enable us to serve our combined client base more effectively, accelerate our earnings growth and improve our shareholder returns. In addition, we remain bullish on the Southwest Missouri market. This region has a growing workforce and a diverse economy, including a strong presence of companies that operate in the health care, manufacturing, transportation and education sectors. Major corporate employers include 3M, Kraft Foods, Expedia, Freeman Health Systems, T-Mobile and AT&T. And the market is headquarters to Bass Pro Shops, O'Reilly Auto Parts and Jack Henry and Associates. It's also home to many small- to medium-sized businesses. These companies drive a significant part of the economy and our ideal clients for a relationship-based banking model.

To summarize, we are very excited about this combination for a number of reasons. First, our deposit market share will grow to be #4 in the market, creating the second largest locally managed bank in the community. Second, this will create the opportunity for accelerated growth in the market by offering our niche products and services to an expanded client base. Third, we plan to reward our shareholders by achieving improved profitability metrics, which Todd will discuss in detail. Finally, the cultural fit and shared core values between the two organizations, gives us confidence in a smooth integration and ongoing success in the pursuit of our strategic goals.

With that, I will turn the call over to Todd to provide further details on the proposed transaction.

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Thank you, Larry. We have provided information on the transaction in the presentation that is posted on our website. So I won't go into all the details in my prepared remarks, but I would like to point out some key highlights.

As Larry noted, Guaranty Bank is led by Shaun Burke. Shaun has been with Guaranty for more than 17 years and has guided the bank through a period of strong growth and increased profitability. In the past five years, assets have grown at an annual rate of over 11% to $1.2 billion today. Loans have grown more than 8% per year and deposits at a strong 14% annual rate. During the same period of balance sheet growth, earnings growth has been impressive as well with net income growing by 15% per year, demonstrating solid operating leverage in the company's business model. Asset quality is also strong as NPAs have declined from 2% of total assets in 2016 to 91 basis points today.

Guaranty Bank currently has 16 banking locations and 225 employees in Springfield and the Southwest Missouri area, significantly increasing our presence in the region. The combined bank charter will have approximately $2 billion in assets, $1.5 billion in loans and $1.6 billion in deposits, ranking it #4 in deposit market share in the Springfield market, a meaningful improvement from SFC Bank's #7 position on a stand-alone basis.

Similar to SFC Bank, Guaranty Bank focuses on serving commercial clients offering traditional commercial banking services and products. As such, its loan portfolio has a similar profile to SFC Bank with approximately 83% of its portfolio consisting of CRE, C&I and construction loans with the remainder primarily in 1 to 4 family residential. As Larry mentioned, we are very excited to be able to introduce our SFG lending products and services as well as our wealth management services to Guaranty's existing client base as we believe it will serve as a strong catalyst for further growth, both in earnings and shareholder value.

Guaranty has a very attractive $1 billion deposit franchise with nearly 100% consisting of core deposits, of which $270 million or 27% are noninterest-bearing. In the September quarter, the bank's average cost of total deposits was 34 basis points, which benefited the reported net interest margin at 3.30%.

The financial impact of the acquisition on our pro forma consolidated results will be quite attractive. We anticipate the transaction to be 13% accretive to earnings per share in the first full year of combined operations. While we expect to incur tangible book value dilution of approximately 5% at closing, we expect a relatively quick earn-back period of 2.75 years. We are forecasting a post-closing consolidated tangible common equity to tangible assets ratio of approximately 9.3%, a total risk-based capital ratio of 14.1% and other pro forma regulatory capital ratios in excess of well-capitalized thresholds.

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Additionally, we estimate that this transaction will generate an internal rate of return of 20.4%, which is above our internal targets. We also expect that the transaction will be accretive to our already strong year-to-date ROAA of 1.66%.

We have identified cost savings and efficiency measures of approximately $7.6 million per year, representing 24.5% of Guaranty Federal's consolidated noninterest expense. Much of the savings will be realized in areas of redundant public company reporting and other duplicative costs as well as operational back-office support that will be transitioned to our QCR Holdings centralized group operations teams. Finally, we expect to incur $13.4 million in pretax onetime integration costs. There are additional details on key transaction assumptions on Slide 10 in the presentation.

The transaction is valued at $152 million, and will consist of 80% stock and 20% cash consideration. The combined bank will operate under the Guaranty Bank name given its strong brand recognition in Springfield and Southwest Missouri. Current SFC Bank President and CEO, Monte McNew, will serve as CEO of the resulting combined bank, while Shaun Burke will serve as its President. We expect the current Board members of both SFC Bank and Guaranty Bank to serve on the Board of the resulting combined bank and are planning to have one Guaranty Federal Bancshares Board member join our QCR Holdings Board. We expect to close the transaction in the first quarter or early second quarter of 2022, subject to customary regulatory approvals and approval by Guaranty Federal Bancshares shareholders.

To conclude, I want to reiterate Larry's comments regarding how pleased we are to welcome Guaranty Bank into the QCR family. By partnering with Guaranty Bank's great team, we have the opportunity to further expand in the thriving Southwest Missouri market. We are adding a highly regarded, profitable and growing institution with a shared client service culture and core values and a very strong commitment to relationship-based community banking. Combining SFC Bank and Guaranty Bank will position us well to continue growing our Southwest Missouri franchise while creating significant value for our shareholders in the years ahead.

With that, let's open up the call for your questions. Operator, we're ready for our first question.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And the first question today will be from Nathan Race with Piper Sandler.

Nathan James Race Piper Sandler & Co., Research Division - Director & Senior Research Analyst

Congrats on the announcement. Question just on the pro forma balance sheet composition. Obviously, with the GFED's commercial real estate concentration being a little bit above legacy QCRH, curious how you guys are kind of thinking about the potential for some securitizations that have been discussed in the past subsequent to closing?

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Yes, Nate, as you know, we talked about some offtake in the form of securitization. This probably doesn't impact our thought process too much with the commercial real estate book that they have there. I think we like that. We feel comfortable with the credit risk, and we'd likely continue to hold that on the balance sheet.

Nathan James Race Piper Sandler & Co., Research Division - Director & Senior Research Analyst

Okay, got it. And changing gears a little bit. This deal, it will bring down your capital ratios a bit, but they look like they'll still be pretty robust on a pro forma basis. And I believe, Larry, you mentioned on the last conference call, M&A discussions have increased, obviously, as reflected in today's announcement. So just curious kind of what you're seeing in terms of additional M&A opportunities and if you guys would be willing to entertain M&A scenarios as guaranteed as integrated over the next several quarters?

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Yes. Certainly, this will be a lot of work for our people. But we are not out of the M&A market at this point. If the right opportunity came up, we certainly are in a capital position and liquidity position to be able to execute on something. And so if the right strategic fit came along, we would still entertain that. And as you know, the markets have become a little more active. And so if the right long-term fit came along, we would still entertain that.

Nathan James Race Piper Sandler & Co., Research Division - Director & Senior Research Analyst

Okay. Got it. One last one just on the combined interest rate sensitivity position. Todd, I believe you guys are in a pretty asset-sensitive position coming out of the most recent quarter. So just curious if -- to what degree, if any, GFED kind of changes that complexion going forward?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Sure, Nate. Actually, it's even more helpful to our asset sensitivity position us very well for rates up. These two balance sheets fit exceptionally well together. There is some excess liquidity at GFED. It's going to be put to work quite quickly post closing. But we really like the branch footprint, the core deposits, the pricing on the retail core deposits. It's a very strong core deposit franchise. And as rates go up, that will become even more valuable.

Operator

The next question is from Jeff Rulis from D.A. Davidson.

Jeffrey Allen Rulis D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

Larry, you mentioned you kind of had your eye on this one for some time. And my guess is that suggests more of a negotiated transaction? Maybe that's question one to confirm that, but also just the second piece is why are they selling? Or what was the timing on their end that led to the deal?

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Yes. Certainly, Jeff, you know that we don't necessarily control what the seller is doing here, but certainly, a meaningful part of this was the liquidity that we could offer to their shareholders and the ability to monetize if their shareholders wanted to because of our trading volumes and those kinds of things. I think they also saw something because of our autonomous charter model that was a good strategic fit and that they could be proud to hitch their wagon to. And we feel like by combining the two teams and the two footprints. It was just a really natural combination. And you're right, we've been ...

Operator

Pardon me, this is the conference operator. It appears that our presenters line has inadvertently disconnected. Please just stay on the line and continue to hold while we get them reconnected. Thank you very much.

Once again, this is the operator, our presenters have disconnected from the call inadvertently. Please stay connected while we get them reconnected. Thank you very much for your patience.

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Jeff, sorry, we had a connection problem there. So we were talking about why GFED was a fit and what's the right timing on this. And my standard line with our employees here is just because we're ready to buy, it doesn't mean that the seller is ready to sell, but we've been positioning ourselves for three years now since we did our last M&A transaction to be ready for this one. And so from a capital and earnings standpoint, you know how we performed over the last few years. And this just seemed like the right fit at the right time. And I think their shareholders will be happy and proud to link up with us. It was a negotiated transaction, but certainly one that we feel good about and I think their shareholders will feel good about.

Jeffrey Allen Rulis D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

And Todd, you mentioned back in 2016, sort of NPAs at peak. What was the source of some of those problem loans that were on the books?

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Yes. I think in a couple of cases, CRE and a little bit of development lending that has been sold off. We did a very rigorous deep dive and looking at the portfolio, looked at any and all loans over $2 million, looked at anything with any significant credit risk associated and feel very good about the credit mark that we've implied here. I feel very good about the portfolio going forward. It certainly helps us that we're already in the market at SFC and certainly, Monte was able to help us take a look at some of the local credit here in addition to our other team.

Larry J. Helling QCR Holdings, Inc. - CEO & Director

So Jeff, I'd add that the team of people that has led us through the credit review and due diligence and help us set the credit mark are really the same people we've been leaning on for all of our past acquisitions. And so we feel really comfortable that we're going to land on the right space because they've done it before for us, and we felt good about the credit mark.

Jeffrey Allen Rulis D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst

And last one or just housekeeping, Todd. Do you have a goodwill estimate? And do you -- is it -- do you expect a CECL sort of like a double count as you bring that in through the provision line?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Yes. Actually, we feel pretty good about where we've landed in terms of the overall metrics that we're in the deck. The goodwill mark is not overly significant while we are taking a 5% TBV dilution upfront on both the crossover and simple methods we're getting that back in around 2 and 3/4 years. So we feel very good about that. So overall, we feel very good about the marks we've taken. We are going to have that double count to about $10 million in day 2 CECL to bring that portfolio on, but have modeled everything under CECL. GFED was not a CECL adopter but fortunately, had some metrics that we could use to model it over and map it over to the SFC portfolio under CECL. So that all went pretty smoothly.

Operator

And the next question will be from Damon DelMonte with KBW.

Damon Paul DelMonte Keefe, Bruyette, & Woods, Inc., Research Division - Senior VP & Director

Congrats on what appears to be a pretty nice transaction for you. So just a quick question on the kind of when we go to model this in. So Todd, you're saying late first quarter, possibly early second quarter for closing?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Correct. Our expectation would be March or April, some time, yes.

Damon Paul DelMonte Keefe, Bruyette, & Woods, Inc., Research Division - Senior VP & Director

Okay. And when would you expect to do a conversion?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Yes. So Damon, great question. We historically have been pretty deliberate about doing that. For example, when we acquired here in Springfield, SFC, we ran on their core for 13 months before conversion. When we acquired in Des Moines, we actually ran it for 25 months. Because of our multi-charter structure and the group operations team supporting all the charters, we can actually run dual core very efficiently and effectively for a while. So it may be a while. It will be sometime in '22, of course, when we get these linked up. But I would say probably ...

Operator

Ladies and gentlemen, once again, that appears that we've lost our presenting site, so please stay connected while we get them reconnected. Thank you very much for your patience.

Once again, we've lost our presenting site. We are attempting to get them reconnected. Please stay patient and stay connected. Thank you very much.

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Hello, everyone. Apologies to Damon and everyone else on the call. We actually have gotten dropped twice on a landline, not a mobile, but now we're going to a mobile device. So apologize for the problems on connectivity.

I was in the middle of my answer to Damon on conversion. We'll likely have both banks synced up within 30 to 60 days after closing. We do have the capability of running them separately on independent cores for a bit. again, because of the group operations structure we have and can support that quite well. We don't anticipate any client disruption.

Damon Paul DelMonte Keefe, Bruyette, & Woods, Inc., Research Division - Senior VP & Director

Got it. Am I still live?

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Yes.

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Yes.

Damon Paul DelMonte Keefe, Bruyette, & Woods, Inc., Research Division - Senior VP & Director

Okay. Great. So just as a follow-up to that, so the cost savings of 24.5% are kind of on the low side of what we see for most recent deals. And is that attributable to kind of what you just described with the prolonged time to an actual conversion because you're going to be running the parallel systems?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Yes. Damon, I think it's a little bit more just our nature. You've known us for quite some time, many on the call have. We tend to take very conservative estimates with respect to things like this. We're at 24.5% of their total noninterest expense. It's really going to come in 5 buckets, public company reporting, of course, other duplicative costs, significant operational support moving to group operations, which we already have in place here for the Springfield charter. Several contractual redundancies in IT and service contracts, including core systems and then a little bit of branch overlap. So what I would tell you, Damon, is when we have estimates that are in a range and most of these things are, we would pick the lower number of the range, and we intend to over deliver on that. I think if you looked at a couple of slides in our deck, on Slide deck 24 and 25, we're showing you what we told the market we would do, and 2016 in Des Moines and 2018 here in Springfield and how we've outperformed that guidance. So it's probably more to do with us being conservative versus anything else.

Operator

And the next question will come from Daniel Tamayo from Raymond James.

Daniel Tamayo Raymond James & Associates, Inc., Research Division - Senior Research Associate

Congratulations on the deal. Yes. First, maybe on the margin. It looks like Guaranty is -- runs a little bit lower margin -- core margin than what you guys are running, but they do have -- you talked about 100% core deposits, but there's a pretty good amount of CD balances there. Just wanted to see what your thoughts on those CD balances were going forward? And then kind of how that impacts what you think the core margin is going to look like next year.

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Sure. Danny, great point. We certainly expect those CD balances to start running down and rolling off and repricing favorably given the rate environment today. So just like we've been able to take advantage of that with our legacy charters, we would expect the same result here with Guaranty's balance sheet. Again, just a very high level, these two balance sheets fit very well together. We do expect to see some continued improvement in margin on a merged bank basis, actually a fairly significant one. And I feel very good about the core deposits that they do have, 27% noninterest-bearing, fairly low-priced deposits again, outside of that CD portfolio. But we'll be looking for that to roll off and really burn down to lower rates over the next 12 months.

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Daniel Tamayo Raymond James & Associates, Inc., Research Division - Senior Research Associate

Would you say that the improvement in NIM on a combined basis is -- how does that compare to your thoughts prior to the combination?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

I'm sorry, Danny, you kind of cut out there at the end.

Daniel Tamayo Raymond James & Associates, Inc., Research Division - Senior Research Associate

I'm sorry. Just curious how the NIM path -- the core NIM path compares to your expectations for that prior to the combination?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Got you. Our prior guidance on static and maybe a little bit down. I think that this balance sheet will help us protect against that a bit more, in '22, actually. We think it will help us have a more stable, more static margin considering the very large core deposit portfolio that we believe would perform well on rates up.

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Daniel, I'd also -- they have some excess liquidity, and we feel like we've got the ability to deploy that, which will also help our margin as we go forward.

Daniel Tamayo Raymond James & Associates, Inc., Research Division - Senior Research Associate

All right. Terrific. And then on the fee income side, you talked about some synergies not modeled for, but perhaps some opportunities to grow the wealth management business, which Guaranty Federal really didn't have. Maybe you can talk about that and any other fee income opportunities you might see including the LIHTC business? I'm not sure if that would be impacted at all by this deal.

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Yes. Great question. And I would note that our merger modeling and our metrics don't include any of those revenue synergies. But we certainly do expect some enhanced traditional business in commercial banking and treasury management. So we do expect some additional traction there with the existing client base at Guaranty Bank. Our very important niche businesses, Specialty Finance Group, wealth management and correspondent banking. Similarly, we would have some solid expectations to get some enhanced revenue from those three businesses that are deployed here in Southwest Missouri, and actually feel like all three of them will benefit from this acquisition. We've not modeled that, but certainly expect that to happen for us in the future and provide even better shareholder value from the acquisition.

Daniel Tamayo Raymond James & Associates, Inc., Research Division - Senior Research Associate

Okay. Great. And the LIHTC business, I mean that would be unchanged?

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Yes, it could have a modest positive impact on the LIHTC business. Certainly, there are some active parties in this market that are in the LIHTC space. So it certainly will be a nice little lift. But we probably will maintain our guidance on the LIHTC and the swap guidance as we go forward.

Operator

The next question will come from Brian Martin from Janney.

Brian Joseph Martin Janney Montgomery Scott LLC, Research Division - Director of Banks and Thrifts

Congratulations. Just, Todd, Larry, just the just back to the last question on the revenue part for a moment. Would you say that is the biggest opportunity for revenue enhancements, which I understand aren't factored in today? Is it on the well side, is that -- or the fee income side? Is that kind of how we should think about it here? That's I know you talked about the opportunities on the margin and other areas there, but just kind of making clear what were the biggest opportunities on the revenue side?

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Sure. Yes. I think really the traditional banking business in commercial banking and treasury management will provide some immediate upside for us. If you look at our three more niche businesses that we're very happy to have. Monte has been working on adding wealth management to the charter here in Springfield and is very close to having some of that put together, the opportunities there are far greater considering the combined bank size and branch footprint and multiple geographies, multiple communities. So we're very happy about this for a number of reasons, but certainly, wealth management and getting it installed here and having it be a big part of the combined bank here in Springfield would be a very significant upside longer term.

Brian Joseph Martin Janney Montgomery Scott LLC, Research Division - Director of Banks and Thrifts

Got you. Okay. That's helpful. And just the part about the conversion, Todd, I guess, with -- depending on how you guys do it. When would you expect to have a -- your recognition of the 24.5%? So kind of a clean quarter from an expense standpoint, when should we anticipate that being the case based on how you're thinking about the conversion here today?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Sure. Great question. Actually, it's modeled in to be at 100% cost saves full year '23. I'd like to think that very early in '23, so maybe first or second quarter, we'd be all the way there that would give us roughly 12 months after closing the transaction that would be all the way there. Some of these things are easy to do right away, of course. Some take a little more time. Some of the bigger issues, we think will be fleshed out in the first couple of quarters.

Brian Joseph Martin Janney Montgomery Scott LLC, Research Division - Director of Banks and Thrifts

Got you. Okay. And then just the last two for me was the -- does this change -- I guess, how does this impact your growth trajectory on the loan side? Does it accelerate it , can maintain it? I guess if you guys kind of think about how well you've done on the loan side, the growth side, I guess maybe just talk about what this transaction would do to that growth rate outlook?

Larry J. Helling QCR Holdings, Inc. - CEO & Director

Yes. I think it will make us consistent in what our growth path has been. Certainly, it will provide better mix of core funding as we go forward. And so we like that -- what that does for us from a potential margin and interest rate risk standpoint. So we feel good about that. So I think it will continue and probably increase the opportunity for us to continue our growth trajectory that we've been on.

Brian Joseph Martin Janney Montgomery Scott LLC, Research Division - Director of Banks and Thrifts

Okay. Got you. Okay. And then just, Todd, you mentioned the benefit to ROA of stand-alone company. I guess can you just talk about how you're thinking about the benefit from the transaction as far as what it does to ROA prospectively?

Todd A. Gipple QCR Holdings, Inc. - President, COO, CFO & Director

Sure. For a long time, we've said that we had really four issues with any prospective M&A and having better than 10% EPS accretion was a requirement for us. We're at 13% here. Obviously, less than 3-year earn back. We're 2.75 years. Greater than 20% internal rate of return. We're a little over 20% here. But we'd always mentioned that we want M&A to be accretive to ROAA. That's become a pretty high bar for us lately. We're at 166 basis point ROAA so far this year. And we do expect this to be further accretive to ROAA. And it will come in the form of the significant fit between the two balance sheets and being able to put close to $150 million of excess liquidity at Guaranty to work nearly immediately and some of the other benefits that the balance sheet provides in terms of pricing and margin improvement. Of course, the cost saves will contribute to that. But we are very optimistic that this will result in a combined bank franchise here that can make over 166 basis points ROAA once everything is accomplished.

Operator

Ladies and gentlemen, this concludes our question-and-answer session. I would like to turn the conference back over to Larry Helling for any closing remarks.

Larry J. Helling QCR Holdings, Inc. - CEO & Director

I'd like to thank all of you for joining our call today. As you can tell, we are very excited about this combination and look forward to speaking with you all about it again over the following days and weeks. Have a great day, everyone.

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NOVEMBER 09, 2021 / 4:00PM GMT, QCR Holdings Inc to Acquire Guaranty Federal Bancshares Inc

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of QCR Holdings and Guaranty Federal Bancshares. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of QCR Holdings’ and Guaranty’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither QCR Holdings nor Guaranty Federal Bancshares undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of QCR Holdings and Guaranty to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between QCR Holdings and Guaranty will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Guaranty, QCR Holdings and their respective bank subsidiaries will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required stockholder approval or litigation related to the proposed transaction; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results and potential litigation related to the transaction; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economies; (ix) changes in state and federal laws, regulations and governmental policies concerning QCR Holdings’ and Guaranty’s general businesses; (x) changes in interest rates and prepayment rates of QCR Holdings’ and Guaranty’s assets (including the impact of LIBOR phase-out); (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) diversion of management’s attention from ongoing business operations and opportunities due to the proposed merger; (xvi) unexpected outcomes of existing or new litigation involving QCR Holdings or Guaranty; (xvii) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the COVID-19 pandemic in the United States), acts of war or threats thereof and other adverse external events that could cause economic deterioration or instability in credit markets, and the response of the local, state and national governments to any such adverse events; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning QCR Holdings, Guaranty and their businesses, including additional factors that could materially affect QCR Holdings' and Guaranty’s financial results, are included in QCR Holdings' and Guaranty filings with the Securities and Exchange Commission (the "SEC").

Additional Information

QCR Holdings will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Guaranty that also constitutes a prospectus of QCR Holdings, which will be sent to the stockholders of Guaranty. Guaranty’s stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about QCR Holdings, Guaranty and the proposed transaction. When filed, this document and other documents relating to the proposed transaction filed by QCR Holdings and Guaranty can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing QCR Holdings’ website at www.qcrh.com under the tab “Investors Relations” and then under “SEC Filings or by accessing Guaranty’s website at investors.gbankmo.com under the tab "Investor Menu" and then under "SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from QCR Holdings upon written request to QCR Holdings, Inc., Attention: Corporate Secretary, 3551 7th Street, Moline, Illinois 61265 or by calling (319) 743-7006, or from Guaranty, upon written request to Guaranty Federal Bancshares, Inc., Attention: Ms. Vicki Lindsay, Corporate Secretary, 2144 S. Republic Road, Suite F200, Springfield, Missouri 65804.

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in this Transaction

QCR Holdings, Guaranty and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found, respectively, in the definitive proxy statement of QCR Holdings relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 8, 2021 and the definitive proxy statement of Guaranty relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 12, 2021. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.